UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 25, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



EARNINGS RELEASE 2Q23

Telefónica | vivo

VIVT B3 LISTED

25 YEARS VIV LISTED NYSE

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the second quarter of 2023, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

TO ACCESS THE SPREADSHEET CONTAINING THE DATA AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE, CLICK HERE.

2Q23 HIGHLIGHTS

- Strengthening of leadership in mobile with 98 million[1] accesses. In the human postpaid segment, market share as of May 2023 reached 43.6% (+1.9 p.p. YoY), while churn stood at the lowest historic level at 1.00%.
- The FTTH network is currently present in 439 cities (+85 cities YoY) with 24.7 million homes passed (+17.2% YoY) and 5.8 million homes connected (+15.1% YoY).
- Net revenues presented strong growth (+7.6% YoY) in the first quarter on the same annual basis of comparison since Oi's mobile assets acquisition in April 2022. This result was driven by double-digit growth in mobile service revenue (+10.4% YoY). Fixed revenue continues its positive trend, increasing +2.3% YoY, highlighting FTTH revenues (+14.3% YoY) and Corporate Data, ICT and Other revenues (+15.1% YoY).
- EBITDA grew +11.1% YoY, with a margin of 39.9% (+1.2 p.p. YoY) due to the strong mobile performance. Costs growth decelerated in the quarter (+5.4% YoY) mainly due to operational efficiency and ongoing digitalization initiatives.
- Operating Cash Flow totaled R$2,732 million (+36.4% YoY) in the quarter, with a margin of 21.5% (+4.5 p.p YoY) in relation to net revenue. In the first six months of 2023, Investments summed up to R$4,039 million (-9.3% YoY) or 15.9% of revenues (-3.3 p.p. YoY).
- Net income[3] reached R$1,957 million in the first half of 2023 (+28.9% YoY). Shareholder remuneration declared[2] up to July 2023 hit R$2,161 million, of which R$1,121 million were in interest on capital, R$827 million in dividends and R$213 million in share buybacks.

59.7mn Postpaid Accesses +4.8% YoY

5.8mn FTTH Accesses +15.1% YoY

R$12.7bn Total Revenues +7.6% YoY

R$5.1bn EBITDA +11.1% YoY

[1] We disconnected 3,812k accesses that came from the acquisition of Oi Mobile considered inactive by Vivo's criteria, of which 3,015k in Sep-22, 339k in Dec-22 and 457k in Mar-23.
[2] Considers the shareholding position dates from January to July 2023.
[3] Considers the net income attributed to the controlling company.

HIGHLIGHTS

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
Net Operating Revenue	**12,733**	**11,831**	**7.6**	**25,454**	**23,183**	**9.8**
Core Revenue[1]	11,913	10,839	9.9	23,785	21,124	12.6
Mobile Revenue	8,927	8,110	10.1	17,746	15,691	13.1
Fixed Core Revenue	2,986	2,729	9.4	6,039	5,433	11.2
Non-core Revenue[2]	820	992	(17.4)	1,668	2,059	(19.0)
Total Costs	**(7,648)**	**(7,253)**	**5.4**	**(15,426)**	**(14,093)**	**9.5**
EBITDA	**5,085**	**4,578**	**11.1**	**10,027**	**9,090**	**10.3**
EBITDA / Net Revenue Margin	*39.9%*	*38.7%*	*1.2 p.p.*	*39.4%*	*39.2%*	*0.2 p.p.*
Net Income (Consolidated)	**1,121**	**746**	**50.3**	**1,956**	**1,496**	**30.8**
Net (Income)/Loss of non-controlling shareholders	*2*	*17*	*(91.2)*	*2*	*23*	*(93.1)*
Net Income Controlling Shareholders	**1,123**	**763**	**47.2**	**1,957**	**1,519**	**28.9**
CAPEX ex-IFRS 16[3]	**2,353**	**2,575**	**(8.6)**	**4,039**	**4,455**	**(9.3)**
Operating Cash Flow (OCF)[4]	**2,732**	**2,003**	**36.4**	**5,988**	**4,634**	**29.2**
OCF[4] / Net Revenue Margin	*21.5%*	*16.9%*	*4.5 p.p.*	*23.5%*	*20.0%*	*3.5 p.p.*
Free Cash Flow	**2,508**	**2,157**	**16.3**	**5,638**	**4,634**	**21.7**
Core Revenue[1] / Net Revenue	**93.6%**	**91.6%**	**1.9 p.p.**	**93.4%**	**91.1%**	**2.3 p.p.**
Non-core Revenue[2] / Net Revenue	**6.4%**	**8.4%**	**(1.9) p.p.**	**6.6%**	**8.9%**	**(2.3) p.p.**
Total Subscribers (Thousand)	**111,940**	**113,706**	**(1.6)**	**111,940**	**113,706**	**(1.6)**
Core Subscribers	104,767	105,821	(1.0)	104,767	105,821	(1.0)
% / total accesses	*93.6%*	*93.1%*	*0.5 p.p.*	*93.6%*	*93.1%*	*0.5 p.p.*
Non-core Subscribers	7,173	7,885	(9.0)	7,173	7,885	(9.0)
% / total accesses	*6.4%*	*6.9%*	*(0.5) p.p.*	*6.4%*	*6.9%*	*(0.5) p.p.*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Does not include the relative amount related to licenses renewal in the amounts of R$ 9.8 million in 1Q22, reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23 and IFRS 16 effects.
[4] Operating Cash Flow is equivalent to EBITDA less CAPEX ex-IFRS 16.

MOBILE BUSINESS

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
NET MOBILE REVENUE	**8,927**	**8,110**	**10.1**	**17,746**	**15,691**	**13.1**
Mobile Service Revenue	**8,184**	**7,415**	**10.4**	**16,149**	**14,288**	**13.0**
Postpaid[1]	6,753	5,960	13.3	13,208	11,554	14.3
Prepaid	1,431	1,455	(1.6)	2,941	2,734	7.6
Handset Revenues	**743**	**695**	**7.0**	**1,597**	**1,403**	**13.8**

The Mobile Service Revenue growth of 10.4% YoY was mainly boosted by Postpaid Revenue[1] (+13.3% YoY), that was positively impacted by the increase of the customer base, annual price adjustments and churn at historic low levels. We added 930k postpaid accesses in the quarter, driven by both the migration from prepaid to hybrid, and the positive balance of portability from other competitors.

Prepaid Revenue decreased 1.6% YoY, due to the migration of prepaid accesses to hybrid, which benefits the mobile service revenue dynamic as a whole. Aiming to simplify the prepaid portfolio offers and encourage migration to hybrid, the prepaid entry offer went from weekly (R$11.99 per 3GB) to biweekly (R$15.00 per 4GB).

The sale of smartphones compatible with 5G, that already represent 74% of all smartphones sold in Vivo's stores, and the broad portfolio of accessories, contributed to an increase of 7.0% in Handset Revenue in comparison to the same quarter of the previous year.

MOBILE ACCESSES



Million
-1%
99
42
57
2Q22
98
39
59
1Q23
98
38
60
2Q23
Postpaid
Prepaid

POSTPAID ACCESSES



Million
+5%
57
15
42
2Q22
59
16
42
1Q23
60
17
43
2Q23
M2M + Dongles
Human postpaid

Postpaid Churn (ex-M2M) %



1.06%
2Q22
1.09%
1Q23
1.00%
2Q23

[1] Postpaid revenue includes M2M, dongles, wholesale and others.

FIXED BUSINESS

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
NET FIXED REVENUE	**3,806**	**3,721**	**2.3**	**7,708**	**7,492**	**2.9**
Core Fixed Revenue[1]	**2,986**	**2,729**	**9.4**	**6,039**	**5,433**	**11.2**
FTTH	1,501	1,314	14.3	2,997	2,585	15.9
FTTC	72	144	(50.1)	161	310	(48.0)
IPTV	371	366	1.3	746	750	(0.6)
Corporate Data, ICT and Others	1,042	905	15.1	2,135	1,787	19.5
% of Digital B2B Revenues	*55.6%*	*51.4%*	*4.1 p.p.*	*56.5%*	*51.4%*	*5.1 p.p.*
Non-core Fixed Revenue[2]	**820**	**992**	**(17.4)**	**1,668**	**2,059**	**(19.0)**
Core Fixed Revenue[1] / Net Fixed Revenue	*78.5%*	*73.3%*	*5.1 p.p.*	*78.4%*	*72.5%*	*5.8 p.p.*
Non-core Fixed Revenue[2] / Net Fixed Revenue	*21.5%*	*26.7%*	*(5.1) p.p.*	*21.6%*	*27.5%*	*(5.8) p.p.*

Net Fixed Revenue grew 2.3% YoY, due to the higher representativeness of Core Fixed Revenue (+9.4% YoY), which now corresponds to 78.5% (+5.1 p.p. YoY) of net fixed revenue. Fixed revenue continues to expand, as a result of the strategic decision to focus on the fiber business and digital B2B services expansion.

FTTH revenue rose by 14.3% YoY in 2Q23, due to the increase of the customer base and the annual adjustment. During the last twelve months, we expanded our FTTH network to 3.6 million new homes, connected 760k new clients and arrived in 85 new cities, now covering 439 cities. The FTTH performance was boosted by our fiber and postpaid convergent offer, Vivo Total, that represented 80% of our fiber gross adds in Vivo's stores in the past three months and showed a monthly churn rate of 0.39% in the period, well below the churn rate of the standalone services.

The IPTV Revenue, a product related to fiber connectivity, increased 1.3% YoY in 2Q23, reflecting the annual price readjustment, even with a small reduction in the access base (-2.2% YoY).

The strong performance of Corporate Data, ICT, and Other Revenues, of 15.1% YoY in the quarter, is a result of the complete portfolio of products and services offered by the Company, which includes not only connectivity but also cloud solutions, IT, equipment and cybersecurity, among others, enabling us to support companies of different sizes to digitalize their operations. For more details on the digital B2B performance, click here.

FTTH

HOMES PASSED


Million
+17%
21.0
24.4
24.7
2Q22
1Q23
2Q23

HOMES CONNECTED


Million
+15%
5.0
5.7
5.8
2Q22
1Q23
2Q23

[1] FTTH, FTTC, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.
[2] Fixed voice, xDSL and DTH revenues. DTH service was discontinued in January 2023.

COSTS

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
TOTAL COSTS	**(7,648)**	**(7,253)**	**5.4**	**(15,426)**	**(14,093)**	**9.5**
COST OF SERVICES AND PRODUCTS SOLD	**(2,329)**	**(2,188)**	**6.4**	**(4,831)**	**(4,300)**	**12.4**
Services	(1,361)	(1,354)	0.5	(2,821)	(2,587)	9.0
Products sold	(968)	(834)	16.0	(2,010)	(1,712)	17.4
COSTS FROM OPERATIONS	**(5,319)**	**(5,064)**	**5.0**	**(10,596)**	**(9,794)**	**8.2**
Personnel	(1,394)	(1,193)	16.8	(2,752)	(2,301)	19.6
Commercial and Infrastructure	(3,300)	(3,264)	1.1	(6,569)	(6,333)	3.7
Provision for Bad Debt	(380)	(344)	10.2	(733)	(700)	4.8
G&A Expenses	(283)	(285)	(0.5)	(560)	(561)	(0.1)
Other Net Oper. Rev. (Exp.)	38	22	77.2	18	101	(82.1)

Total Costs, excluding expenses with Depreciation and Amortization, were R$ 7,648 million in the quarter, an increase of 5.4% in the year.

COSTS OF SERVICES AND PRODUCTS SOLD

Cost of Services and Products Sold grew 6.4% YoY, due to higher revenues from digital services and sales of handsets and accessories.

- SERVICES – increase of 0.5% YoY in 2Q23, due to sales of licenses and services to companies.
- PRODUCTS SOLD – evolution of 16.0% compared to 2Q22, reflecting higher revenue from handset and IT solutions sales.

COSTS FROM OPERATIONS

The Costs from Operations presented a 5.0% YoY growth, caused mainly by inflation in the period and higher costs related to the B2B segment.

- PERSONNEL – 16.8% YoY increase in 2Q23, due to annual salary and benefits readjustments, internalization of critical areas activities and greater commercial activity.
- COMMERCIAL AND INFRASTRUCTURE – increase of 1.1% compared to 2Q22, due to higher expenses with technology and commercial operations. These effects were partially offset by the termination of the Transition Service Agreement (TSA) with Oi (R$147 million LTM) and lower advertising expenses.
- PROVISION FOR BAD DEBT – grew 10.2% YoY in 2Q23 due to specific cases related to large corporates. The provision for bad debt in the B2C segment continues stable, which demonstrates the customers prioritization in paying their connectivity services bill. The total provision represents 2.2% of gross revenue (+0.2 p.p. YoY).
- GENERAL AND ADMINISTRATIVE – slight reduction of 0.5% YoY in the quarter, related to lower expenses with third-party services.
- OTHER OPERATING REVENUES (EXPENSES) – presented revenue of R$38 million, an increase of 77.2% compared with the same quarter of last year. This result is due to the higher level of tax recovery, that was partially offset by lower sales of unused network materials.



DIGITALIZATION KPIs

23.6% % Payments received through Pix — +20.2 p.p. YoY

22 mn Vivo App Users — +10.2% YoY

FROM EBITDA TO NET INCOME

EBITDA

The EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) in 2Q23 amounted to R$5,085 million, an increase of 11.1% when compared to 2Q22, with an EBITDA margin of 39.9% (+1.2 p.p. YoY). This performance reflects strong mobile service revenue growth of 10.4% and continued costs control. In the period, EBITDA after leases (IFRS 16) totaled R$3,927 million, expanding 12.0% YoY, with a margin of 30.8% (+ 1.2 p.p. YoY).

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased 3.5% compared to 2Q22, reducing the recent level of YoY growth, reflecting the fact that the asset base is now 100% comparable to the prior period.

FINANCIAL RESULTS

In 2Q23, the Financial Results recorded an expense of R$486 million (-19.2% YoY), mainly due to higher revenues from monetary variations and financial investments.

NET INCOME

Net Income[1] totaled R$1,123 million in the second quarter of 2023, an increase of 47.2% in the annual comparison, due to the strong evolution of EBIT (+26.8% YoY) and lower financial expenses.

1 – Considers the net income attributed to the controlling company.

CAPEX

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
Network	1,946	2,145	(9.3)	3,468	3,771	(8.1)
Tech, Information and Others	407	430	(5.4)	572	684	(16.4)
CAPEX[1] EX-LICENSES | EX-IFRS 16	**2,353**	**2,575**	**(8.6)**	**4,039**	**4,455**	**(9.3)**
IFRS 16 | Leases	160	430	(62.7)	536	1,771	(69.7)
TOTAL | IFRS 16	**2,513**	**3,006**	**(16.4)**	**4,576**	**6,226**	**(26.5)**

The Investments[1] made in 2Q23 reached R$2,353 million (-8.6% YoY), which represents 18.5% of the Net Operating Revenue in the period, decreasing 3.3 p.p. in the annual comparison. The investments were directed towards the reinforcement of our mobile network, highlighting the activation of 5G in cities with over 200k inhabitants, in addition to the investment for the expansion of our fiber network.

In the last six months, Investments[1] added up to R$4,039 million (-9.3% YoY), which puts the Company in a solid position to meet the projection of Capex, excluding licenses and leases (IFRS 16), of up to R$ 9 billion[2] in the year 2023.

FREE CASH FLOW

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
Reported EBITDA	**5,085**	**4,578**	**11.1**	**10,027**	**9,090**	**10.3**
Capital Expenditures	(2,353)	(2,575)	(8.6)	(4,039)	(4,455)	(9.3)
Working Capital	905	1,390	(34.9)	2,182	2,369	(7.9)
IFRS16 | Lease Payments	(636)	(614)	3.5	(1,210)	(1,188)	1.8
Net Financial Result	(397)	(473)	(16.0)	(981)	(754)	30.0
Taxes	(96)	(149)	(36.0)	(341)	(427)	(20.1)
FREE CASH FLOW	**2,508**	**2,157**	**16.3**	**5,638**	**4,634**	**21.7**

Free Cash Flow reached R$2,508 million in 2Q23, up 16.3% YoY, driven by higher EBITDA (+11.1% YoY), as well as the reduction of capital expenditure, taxes and financial payments.

[1] Does not include amounts related to the license renewal of R$ 9.8 million in 1Q22, reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23 and IFRS 16 effects.
[2] The amount is an estimate and is subject to change in view of any changes in the business and macroeconomic environment.

INDEBTEDNESS

LOANS, FINANCING AND DEBENTURES

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Senior Debt	US$	3.15%	2023	1,020	-	1,020
Debentures (7th Issue - 1st series)	R$	CDI + 1,12% a.a.	2025	98	1,500	1,598
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% a.a.	2027	133	2,000	2,133
Liabilities for the acquisition of companies[1]	R$	100% CDI and IPCA	2027	90	547	637
5G Licenses	R$	Selic and IGP-DI	2040	645	937	1,582
ISSUANCES | EX-IFRS 16				**1,987**	**4,984**	**6,970**
IFRS 16 Effects | Leases[2]	R$	IPCA	2036	3,860	7,438	11,298
TOTAL | IFRS 16				**5,847**	**12,422**	**18,269**

NET DEBT | EX-IFRS 16

CONSOLIDATED IN R$ MILLION	06/30/2023	12/31/2022	06/30/2022
Short-Term Debt	1,987	2,508	1,314
Long-Term Debt	4,984	4,761	2,566
Gross Debt | Ex-Leases	**6,970**	**7,269**	**3,880**
Cash, Applic. and Deposit[3]	(6,135)	(2,955)	(3,202)
Derivatives	32	6	(45)
Net Debt (Cash)	**867**	**4,320**	**634**
Leases[2]	11,298	12,033	12,502
Net Debt	**12,165**	**16,353**	**13,136**

L.T. DEBT PROFILE

Year	Financial Debt (R$ million)	IFRS 16 (R$ million)
2024	599	2,658
2025	1,555	1,870
2026	55	1,255
After 2026	2,775	1,654
Total	**4,984**	**7,438**

The Company's gross debt (ex-leases) reached R$6,970 million at the end of 2Q23, 15% of which is denominated in foreign currency. The debt's foreign exchange exposure is 100% covered by hedging operations. The gross indebtedness rose 80% YoY due to the 7th emission of debentures in July 2022 and the acquisition of Vita IT and Vale Saúde. Considering Cash and Applications, Contractual Retention[1] and Derivatives, the Company recorded R$867 million in net debt on June 30, 2023. Including the leases[2] effect, net debt reached R$12,165 million in 2Q23, a reduction of 7.4% compared to the same period of the previous year.

[1] Liabilities under the contract for the acquisition of Oi's Mobile assets, Vita IT and Vale Saúde, more details in the note 20 of 2Q23 Quarterly Information.
[2] Also contemplates financial leases that were considered financial debt before the IFRS 16 norm (R$250 million in 2Q23, R$231 million in 2Q22 and R$227 million in 4Q22).
[3] Considers cash and cash equivalent, financial applications, accounts receivable of FIDC Vivo Money and judicial deposits related to liabilities for the acquisition of companies.

CAPITAL MARKET

Our capital stock consists exclusively of common shares, with voting rights, that are listed at the B3 (ticker: VIVT3) and the NYSE (ticker: VIV).

Share Performance

(Base 100 as of 12/31/2022)


IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
130
120
110
100
90
80
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23

	06/30/2023	12/31/2022	Δ
Closing price VIVT3 (R$)	43.27	38.35	12.8%
Closing price VIVT (US$)	9.13	7.15	27.7%
Average daily volume 3M VIVT3 (R$ mn)	99.05	112.54	-12.0%
Average daily volume 3M VIVT (US$ mn)	15.33	15.73	-2.5%
Total number of shares	1,663,556,731	1,676,938,271	(13,381,540)
Outstanding shares	1,658,276,931	1,663,556,731	(5,279,800)
Treasury shares	5,279,800	13,381,540	(8,101,740)
Net income LTM per share (EPS)	2.72	2.44	11.7%
Price/Earnings (P/E)	15.93	15.85	0.5%
Market Cap/Book value (P/BV)	1.05	0.94	11.5%
Book Value per Share	41.30	40.82	1.2%



SHAREHOLDER REMUNERATION

During the first half of 2023, the Board of Directors approved dividends in the amount of R$827 million for the 2022 fiscal year, and the gross amount of R$716 million in interest on capital for 2023 fiscal year. In addition, we deliberated R$405 million in interest on capital on July 17, 2023. The interest on capital events will be imputed to the mandatory minimum dividends for the fiscal year 2023, ad referendum of the General Shareholders' Meeting to be held in 2024.

In addition, through the Share Buyback Program in effect until February 22nd, 2024, we repurchased R$213 million in shares during the first half of 2023, reaffirming the Company's commitment to maximizing shareholders' return. In the last 12 months[1], the gross amount declared per share was R$2.38, which represents a dividend yield[1] of 6.2% for year, considering the Share Buyback Program.

On February 2023, the Board of Directors approved, the submission of a request for prior consent to ANATEL for the possibility of reducing the capital stock by up to R$5 billion in one or more events throughout this and/or future fiscal years, according to management's assessment and macroeconomic scenario. If permitted and deemed appropriate by the management, the reduction would occur through the refund of funds to its shareholders in proportion to their shareholding and without canceling their shares.

For more information regarding Dividends, click here.

Div. Yield[1]
6.2%

Gross Earnings/Share[2]
R$2.38

Payout[3]
99%

Total Shareholder Return Deliberated[1]

R$ million


6,319
496
2,735
3,088
2021
5,711
607
2,075
3,029
2022
4,470
507
2,136
1,827
12M
Buybacks
IOC
Dividends

Quarterly Buyback

R$ million


144
3Q22
150
4Q22
72
1Q23
141
2Q23

[1] Considers dividends and interests on capital declared and the buybacks held from August 2022 to July 2023. [2] Considers dividends and interests on capital declared from August 2022 to July 2023. [3] Considers dividends and interests on capital declared based on net income from August 2022 to July 2023 and the buybacks of the same period.

DIGITAL ECOSYSTEM

Based on our strategic pillar #temtudonaVivo (there's everything at Vivo), we continue to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

VIVO CONTROLE

We announced, in July 2023, the launch of three *Vivo Controle* plans with entertainment and healthcare options. The new plans are: *Vivo Controle Saúde*, which has access to *Vale Saúde* for R$ 72/month; *Vivo Controle Netflix* with standard plan with Netflix ads for R$ 78/month; and *Vivo Controle Entretenimento* with Vivo Play App starter package for R$ 92/month.

FINANCIAL SERVICES

In June 2023, Vivo Money's portfolio reached R$275 million, an increase of 3.6x over the same period of the previous year. Revenues from financial services grew 39% year-on-year, totaling R$95 million in 2Q23.

ENTERTAINMENT

Vivo distributes to its customers the best video[2] and music OTTs in the market. These services represented R$137 million in revenues in 2Q23 (+35% YoY), and we ended June 2023 with 2.5 million subscriptions of content platforms.

VIVO VENTURES

Vivo Ventures, the Corporate Venture Capital fund, concluded an investment contract in the amount of US$3 million in Digibee, its third investment since its launch. The Company invested is a lowcode iPaaS (Integration Platform as a Service) that enables the integration between legacy technological systems and new technologies in a simplified and more efficient way.

B2B

Companies in Brazil are moving towards digitalization, and Vivo offers services that go beyond connectivity, creating a digital services ecosystem comprised of cloud, cybersecurity, IoT, big data, messaging, IT equipment sales and leases, among others.

Vivo is one of Microsoft's leading resellers of digital solutions, which is why we were elected partner of the year by Microsoft Brazil in 2023[3].

In 2Q23, B2B digital services generated R$800 million in revenues (+24% YoY), representing 6.3% of Vivo's total revenue (+0.8 p.p. YoY).

B2B Digital Revenues

R$ million


+24%
644
800
2Q22
2Q23
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions¹

[1] Includes equipment; [2] The parameter for the calculation of Video OTT revenue was revised, and the 1Q23 figure is R$ 126mn; [3] Vivo Empresas won the 2023 Latam Microsoft Partner of the Year Awards.

ESG
Environmental, Social and Governance

Telefônica Brasil presents an ESG strategy that aims to assure its commitment to sustainable growth with ethics and integrity. This strategy has 6 action pillars, with over 100 indicators monitored through the Responsible Business Plan (RBP). The RBP is approved by the Board of Directors and consists of company-wide targets (2021 – 2024), that promote the Company's responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant, current, and future issues in the environmental, social, and governance dimensions.

ENVIRONMENTAL

Telefónica Brasil has expanded its portfolio of products and services (P&S) verified with the Eco Smart seal, which affirms the environmental benefit of these solutions. During the last 12 months, the P&S that favor energy and climate efficiency and align with the goal to contain the global temperature increase by 1.5°C totaled R$ 1,737 million in revenues.

Since January, about 6 tons of electronic waste have been recycled by Vivo Recicle. The Distributed Generation Program ended the quarter with 59 renewable energy power plants. The ISO 14.001 certification of the Environmental Management System (EMS) has also been renewed.

The company has joined the "Anchoring Sustainable Value Chains in Brazil" initiative, which will improve sustainability, circular economy and low-carbon actions among SMEs

SOCIAL

Vivo Empresas (B2B segment) joined the Black Money Movement aiming to democratize access to connectivity for black owned companies. The initiative has exclusive benefits for the acquisition of mobile internet and fiber for black entrepreneurs registered in the movement.

The company launched the 2023 *Jovem Aprendiz* Program that, besides the tech focus, included diversity criteria in the selection process for more than 230 vacancies: 50% for black people and no age limit for people with disabilities.

For the second year in a row, Vivo sponsored São Paulo's LGBT+ Pride Parade which was broadcasted live by Terra. Internally, Telefônica Brasil has 8.5% (+2.5 p.p. versus Dec/22) of LGBTI+ professionals and 41.2% (+7.6 p.p. versus Dec/22) black people.

GOVERNANCE

The scope of the ISO 27.001 (Information Security) certification of the Digital Security #VivoSegura program has been increased, including two new processes: Application Security (AppSec) and Data Protection Monitoring. The certification of Vulnerability Management (GVUL) and Managed Detection and Response (MDR) processes was maintained.

Wayra Brasil is among the supporters of BNDES Garagem, an initiative that boosts startups and, in the new notice, included selection differentials for solutions concerning the female audience.

Telefônica Brasil maintains its transparency actions with the disclosure of the Integrated Report 2022, following GRI 2021, IIRC/CPC 09, SASB and TCFD guidelines, and with the release of Social Report 2022 of *Fundação Telefonica Vivo*.

The company remains present in the main ESG evaluations: (1) Best of ESG 2023, in the category of Telecom, Tecnology and Media by Exame magazine; (2) Executive of Value 2023, for its CEO in the IT & Telecom category, by Valor Economico; (3) Leader in ESG Responsibility in the sector by Merco; (4) Among the 20 most innovative companies in Brazil by MIT Technology Review Brazil.

OPERATIONAL INDICATORS

Mobile Business

Thousand	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
TOTAL MOBILE ACCESSES	**97,755**	**99,199**	**(1.5)**	**97,755**	**99,199**	**(1.5)**
Postpaid	59,685	56,934	4.8	59,685	56,934	4.8
Human postpaid	42,916	41,522	3.4	42,916	41,522	3.4
M2M	15,437	13,790	11.9	15,437	13,790	11.9
Dongles	1,331	1,623	(18.0)	1,331	1,623	(18.0)
Prepaid	38,071	42,264	(9.9)	38,071	42,264	(9.9)
MARKET SHARE[1]	**39.0%**	**38.2%**	**0.7 p.p.**	**39.0%**	**38.2%**	**0.7 p.p.**
Postpaid	41.9%	40.9%	1.0 p.p.	41.9%	40.9%	1.0 p.p.
Prepaid	35.2%	35.2%	(0.0) p.p.	35.2%	35.2%	(0.0) p.p.
ARPU (R$/month)	**27.9**	**25.0**	**11.3**	**27.5**	**26.1**	**5.4**
Human Postpaid	50.0	46.1	8.4	49.0	47.5	3.1
M2M	3.0	2.7	9.2	3.1	2.9	5.8
Prepaid	12.3	11.5	7.5	12.6	12.0	5.1
MONTHLY CHURN	**2.5%**	**2.5%**	**0.0 p.p.**	**2.5%**	**2.6%**	**(0.1) p.p.**
Postpaid (ex-M2M)	1.0%	1.1%	(0.1) p.p.	1.0%	1.1%	(0.1) p.p.
Prepaid[2]	4.4%	4.2%	0.2 p.p.	4.3%	4.4%	(0.2) p.p.

Fixed Business

Thousand	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
TOTAL FIXED ACCESSES	**14,184**	**14,508**	**(2.2)**	**14,184**	**14,508**	**(2.2)**
Core fixed accesses[3]	**7,011**	**6,623**	**5.9**	**7,011**	**6,623**	**5.9**
FTTH	5,809	5,048	15.1	5,809	5,048	15.1
FTTC	332	684	(51.5)	332	684	(51.5)
IPTV	871	891	(2.2)	871	891	(2.2)
Non-core fixed accesses[4]	**7,173**	**7,885**	**(9.0)**	**7,173**	**7,885**	**(9.0)**
Fixed Voice	6,860	7,222	(5.0)	6,860	7,222	(5.0)
xDSL	313	520	(39.8)	313	520	(39.8)
DTH[5]	0	143	n.d.	0	143	n.d.
ARPU | FTTH (R$/month)	87.4	88.6	(1.4)	88.5	89.2	(0.8)
ARPU | IPTV (R$/month)	141.0	136.5	3.3	140.6	138.6	1.4
Core fixed accesses[3] / Total Fixed accesses	*49.4%*	*45.7%*	*3.8 p.p.*	*49.4%*	*45.7%*	*3.8 p.p.*
Non-core fixed accesses[4] / Total Fixed accesses	*50.6%*	*54.3%*	*(3.8) p.p.*	*50.6%*	*54.3%*	*(3.8) p.p.*

[1] Data published by Anatel in May 2023. [2] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 457 thousand prepaid accesses in Mar/23. Considering the disconnections, the prepaid churn rate would be 4.5% in 6M23. [3] FTTH, FTTC and IPTV. [4] Fixed voice, xDSL and DTH. [5] DTH service was discontinued in January 2023.

INCOME STATEMENT

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
Gross Operating Revenue	**17,408**	**16,981**	**2.5**	**34,672**	**33,451**	**3.7**
Net Operating Revenue	**12,733**	**11,831**	**7.6**	**25,454**	**23,183**	**9.8**
Core revenues[1]	11,913	10,839	9.9	23,785	21,124	12.6
Mobile core revenue	8,927	8,110	10.1	17,746	15,691	13.1
Fixed core revenue	2,986	2,729	9.4	6,039	5,433	11.2
Non-core revenues[2]	820	992	(17.4)	1,668	2,059	(19.0)
Total Costs	**(7,648)**	**(7,253)**	**5.4**	**(15,426)**	**(14,093)**	**9.5**
Cost of Services and Products sold	(2,329)	(2,188)	6.4	(4,831)	(4,300)	12.4
Services	(1,361)	(1,354)	0.5	(2,821)	(2,587)	9.0
Products sold	(968)	(834)	16.0	(2,010)	(1,712)	17.4
Costs from Operations	(5,319)	(5,064)	5.0	(10,596)	(9,794)	8.2
Personnel	(1,394)	(1,193)	16.8	(2,752)	(2,301)	19.6
Commercial and Infrastructure	(3,300)	(3,264)	1.1	(6,569)	(6,333)	3.7
Provision for Bad Debt	(380)	(344)	10.2	(733)	(700)	4.8
General and Administrative	(283)	(285)	(0.5)	(560)	(561)	(0.1)
Other Net Oper. Revenue (Exp.)	38	22	77.2	18	101	(82.1)
EBITDA	**5,085**	**4,578**	**11.1**	**10,027**	**9,090**	**10.3**
EBITDA Margin %	*39.9%*	*38.7%*	*1.2 p.p.*	*39.4%*	*39.2%*	*0.2 p.p.*
Depreciation and Amortization	**(3,207)**	**(3,097)**	**3.5**	**(6,467)**	**(6,171)**	**4.8**
EBIT	**1,878**	**1,481**	**26.8**	**3,560**	**2,919**	**22.0**
Financial Result	**(486)**	**(601)**	**(19.2)**	**(1,143)**	**(1,125)**	**1.6**
Gain (Loss) on Investments	**(5)**	**(4)**	**n.a.**	**(12)**	**(8)**	**48.7**
Taxes (Income tax / Social contribution)	**(266)**	**(131)**	**103.4**	**(450)**	**(290)**	**55.0**
Net Income (Consolidated)	**1,121**	**746**	**50.3**	**1,956**	**1,496**	**30.8**
Net (Income)/Loss of non-controlling shareholders	*2*	*17*	*(91.2)*	*2*	*23*	*(93.1)*
Net Income Controlling Shareholders	**1,123**	**763**	**47.2**	**1,957**	**1,519**	**28.9**
Earnings per Share (EPS)[3]	*0.68*	*0.46*	*48.3*	*1.18*	*0.91*	*29.8*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Earnings per share calculated based on the net income attributable to controlling shareholders divided by outstanding shares.

BALANCE SHEET

CONSOLIDATED IN R$ MILLION	06/30/2023	12/31/2022	Δ% YoY
ASSETS	**120,157**	**119,121**	**0.9**
Current Assets	**19,904**	**17,284**	**15.2**
Cash and Cash Equivalents	5,405	2,274	137.7
Accounts Receivable	8,510	8,691	(2.1)
Inventories	761	790	(3.7)
Other current assets	5,228	5,529	(5.4)
Non-Current Assets	**100,254**	**101,838**	**(1.6)**
Accounts Receivable	384	399	(3.8)
Guarantees and Deposits	3,368	2,834	18.8
Other assets	2,977	2,981	(0.1)
Property, Plant and Equipment, Net	44,467	45,898	(3.1)
Intangible Assets, Net	49,058	49,725	(1.3)
LIABILITIES AND SHAREHOLDERS' EQUITY	**120,157**	**119,121**	**0.9**
LIABILITIES	**51,455**	**50,666**	**1.6**
Current Liabilities	**22,825**	**22,171**	**3.0**
Accounts Payable and Suppliers	9,844	8,451	16.5
Taxes, Fees and Contributions	1,557	1,098	41.9
Loans, Financ., Deb., Leasing and Licenses	5,847	6,020	(2.9)
Interest on Capital and Dividends	2,900	3,187	(9.0)
Provisions and Contingencies	1,278	1,878	(31.9)
Other Liabilities	1,399	1,536	(8.9)
Non-Current Liabilities	**28,630**	**28,495**	**0.5**
Accounts Payable	3,799	2,850	33.3
Deferred Income Tax and Social Contribution	3,623	3,832	(5.4)
Loans, Financ., Deb., Leasing and Licenses	12,422	13,282	(6.5)
Provisions and Contingencies	7,044	6,733	4.6
Other Liabilities	1,742	1,798	(3.1)
SHAREHOLDERS' EQUITY	**68,702**	**68,456**	**0.4**

ADDITIONAL INFORMATION

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
EBITDA	5,085	4,578	11.1	10,027	9,090	10.3
Leases Depreciation (IFRS 16)	(842)	(753)	11.8	(1,665)	(1,492)	11.6
Leases Interest (IFRS 16)	(316)	(318)	(0.6)	(651)	(609)	6.9
EBITDA After Leases (EBITDA AL)	**3,927**	**3,508**	**12.0**	**7,711**	**6,989**	**10.3**
EBITDA AL / Net Revenue Margin	*30.8%*	*29.6%*	*1.2 p.p.*	*30.3%*	*30.1%*	*0.1 p.p.*
CAPEX ex-IFRS 16	2,353	2,575	(8.6)	4,039	4,455	(9.3)
Operating Cash Flow (EBITDA AL - Capex)	**1,575**	**932**	**68.9**	**3,672**	**2,533**	**44.9**
OCF EBITDA AL / Net Revenue Margin	*12.4%*	*7.9%*	*4.5 p.p.*	*14.4%*	*10.9%*	*3.5 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	2Q23	2Q22	Δ% YoY	6M23	6M22	Δ% YoY
Depreciation and Amortization	**(3,207)**	**(3,097)**	**3.5**	**(6,467)**	**(6,171)**	**4.8**
Depreciation	(1,495)	(1,495)	0.0	(3,008)	(3,031)	(0.8)
Leases Depreciation (IFRS 16)	(842)	(753)	11.8	(1,665)	(1,492)	11.6
Amortization	(631)	(649)	(2.8)	(1,316)	(1,259)	4.5
PPA[1] Depreciation/Amortization	(240)	(200)	19.6	(479)	(390)	22.7

[1] Purchase Price Allocation.

CONFERENCE CALL

Date:

July 26, 2023 (Wednesday)

Time:

10h00 (Brasília time) / **09h00** (New York time)

Connection:

Zoom link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL
INVESTOR RELATIONS

Christian Gebara
David Melcon
João Pedro Soares Carneiro
Gabriel Menezes
Tatiana Anicet
Carolina Dias

Av. Eng. Luis Carlos Berrini, 1376 – 18° Andar – Cidade Monções – SP – 04571-000
E-mail: ir.br@telefonica.com
Information available on the website: ri.telefonica.com.br

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